DIRECT DIAL 617-573-4814 DIRECT FAX 617-305-4814 EMAIL ADDRESS Thomas.DeCapo@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp 500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 ________ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com May 4, 2020

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VIA EDGAR
Christopher R. Bellacicco
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	Dividend and Income Fund
(File No.: 811-08747)

Dear Mr. Bellacicco:
Thank you for your telephonic comments received May 1, 2020 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Dividend and Income Fund (the “Fund”) filed on April 23, 2020 pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940. We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, your comments, as we understand them, and the Fund’s responses thereto are set forth below. Changes will be reflected in a Definitive Proxy Statement on Schedule 14A, to be filed with the Securities and Exchange Commission (the “SEC”) on or about May 11, 2020 (the “Definitive Proxy Statement”).
Your oral comment is summarized in bold to the best of our understanding, followed by the Fund's response. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.
***

Christopher R. Bellacicco
May 4, 2020

Comments and Responses
1.
The Preliminary Proxy Statement contains the following disclosure on page 1: “If we take this step, we will publicly announce the decision in a press release that will also be filed with the Securities and Exchange Commission (“SEC”) as definitive additional soliciting material, and we will post the announcement and additional information on our website at www.DividendandIncomeFund.com[1] as soon as practicable before the Meeting.” The superscript by “www.DividendandIncomeFund.com” does not appear to have a corresponding footnote. Please either delete the superscript or include the corresponding footnote.

The Fund will move the following corresponding footnote, which currently appears at the end of the section entitled “Introduction,” to page 1 of the Definitive Proxy Statement:
The Fund’s Internet address is included in this Proxy Statement as a textual reference only. The information on the website is not incorporated by reference into this Proxy Statement.
2.
The Preliminary Proxy Statement contains the following disclosure on page 2: “Whether or not a quorum is present at the Meeting, the chairman of the Meeting shall have the power to adjourn the Meeting from time to time to a date not more than 150 days after the Record Date without further notice other than announcement at the Meeting.” Please disclose why the chairman would adjourn the meeting. If the chairman may adjourn for the purpose of soliciting additional proxies, please revise your proxy card to include postponing or adjourning the meeting as a separate matter. Please note that it is the SEC staff’s view that if a shareholder vote is taken to adjourn a meeting to solicit additional proxies, particularly in a contested election, then such shareholder vote is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable under Rule 14a-4(d)(4) under the Securities Exchange Act of 1934.

The Fund will revise the disclosure as follows (changes bolded and underlined):
Whether or not a quorum is present at the Meeting, the chairman of the Meeting shall have the power to adjourn the Meeting from time to time, including to permit further solicitation of proxies, to a date not more than 150 days after the Record Date without further notice other than announcement at the Meeting.

Christopher R. Bellacicco
May 4, 2020

The Fund respectfully declines to make the requested revision to the proxy card and notes that the chairman’s authority to adjourn the meeting to solicit additional proxies is separate and distinct from the discretionary authority provided pursuant to the proxy. The Fund respectfully disagrees with the Staff's analysis. Rule 14a-4(a)(3) requires the proxy statement to identify “each separate matter intended to be acted upon.” The Fund submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. In Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), the SEC withdrew proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the SEC stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management's office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The SEC has thus expressly acknowledged investment company management may decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management's fiduciary duty to shareholders. The Fund represents that it will evaluate any proposed adjournments consistent with the SEC’s guidance in the Adjournment Release.

We further note that, had the question of adjournment required a separate proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Adjournment Release therefore does not support the notion that such adjournments are a substantive proposal for which proxies

Christopher R. Bellacicco
May 4, 2020

must be independently solicited. Rather, matters relating to the adjournment of a shareholder meeting are governed by state law, particularly when the adjournment is effected by the chairman pursuant to express authority granted in the organizational documents, and not by the exercise of proxy authority solicited from shareholders.

The SEC’s view expressed above also recognizes that matters relating to the adjournment of a shareholder meeting are governed by state law. As noted by the Division of Corporate Finance in the SEC’s Disclosure Operations: Proxy Rules Reference Book (1980): “[a] question that arises fairly frequently under Rule 14a-4(e) is whether a person who has solicited proxies subject to Regulation 14A either may adjourn the meeting in toto and continue to solicit proxies or may vote on certain matters, adjourn the meeting for consideration of the remaining matters and continue to solicit proxies on such matters. The propriety of such adjournment is principally a matter of state law.” Because the Fund is a Delaware statutory trust, corporate governance matters are governed by the Delaware Statutory Trust Act (“DSTA”), which provides maximum flexibility to those forming a statutory trust to select and construct their own governance structure and provides broad power and discretion to the trustees to determine the best way to manage the business and affairs of the statutory trust. Consistent with the DSTA, Article II, Section 5 of the Fund’s Bylaws provides: “Whether or not a quorum is present, at any meeting of the Shareholders the chairman of the meeting shall have the power to adjourn the meeting from time to time to a date not more than 150 days after the original record date without further notice other than announcement at the meeting.” Accordingly, the chairman of the Meeting is authorized to adjourn such meeting.
3.
In the “Additional Information” section, please outline the appraisal rights or similar rights of dissenters with respect to any proposal. If there are none, please state this. See Item 3 of Schedule 14A.

The Fund will add the following subsection to the “Additional Information” section:
No Dissenters’ Rights
Shareholders have no rights under applicable law or the Governing Documents to exercise dissenters’ rights of appraisal with respect to any of the matters to be voted upon at the Meeting.

Christopher R. Bellacicco
May 4, 2020

Additional Updates
On April 30, 2020, the Board approved and adopted amendments to the Fund’s Declaration of Trust and Fund’s Bylaws. Accordingly, the Fund will add disclosure to the Definitive Proxy Statement to reflect certain corporate governance changes made by the Board to the Fund’s organizational documents.
* * * * * * *
Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814.

Best regards,

/s/ Thomas A. DeCapo
Thomas A. DeCapo